Exhibit 99.1

TD Bank Group Announces Exercise of Over-Allotment Option

TORONTO - September 14, 2011 - The Toronto-Dominion Bank (TD Bank Group or TD) today announced that a syndicate of underwriters has exercised the over-allotment option to purchase an additional 1.2 million common shares.  This brings the total issue announced on September 7, 2011, and expected to close September 16, 2011, to 9.2 million shares and gross proceeds raised under the offering to $703.8 million.

The common shares will be issued by way of a prospectus supplement that will be filed with securities regulatory authorities in Canada under TD's October 25, 2010 base shelf prospectus.  The issue will qualify as Tier 1 capital for TD.

The common shares to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy such common shares in the United States or in any other jurisdiction where such offer is unlawful.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 20 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, TD Insurance and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America’s Most Convenient Bank and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 7 million online customers. TD had CDN$665 billion in assets on July 31, 2011. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact:

Rudy Sankovic
Investor Relations
TD Bank Group
416-308-7857

Wojtek Dabrowski
Corporate Communications
TD Bank Group
416-307-8149